January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Erin Donahue

Re: XCHG Limited

Registration Statement on Form F-3

(File No. 333-292266)

Request for Acceleration

Dear Ms. Donahue:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, XCHG Limited hereby requests that the effective date of the above-captioned Registration Statement on Form F-3, as amended, be accelerated to 4:15 p.m., Eastern Time, on January 29, 2026 or as soon as practicable thereafter.

Please contact John Owen of Morrison & Foerster LLP via telephone at (212) 468-8036 or via e-mail at JOwen@mofo.com with any questions you may have. In addition, please notify Mr. Owen when this request for acceleration has been granted.

Sincerely,

XCHG Limited

/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer

cc:	Joel Adalberto Gallo, Chief Financial Officer
John Owen, Esq.
Xiaoxi Lin, Esq.